UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________________ to

_____________________________

Commission file number 0-24100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Savings Bank Employees' Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HMN Financial, Inc.
1016 Civic Center Drive
Rochester, MN 55901

REQUIRED INFORMATION

The financial statements filed as a part of the annual report of the plan include:

             1. Audited statements of net assets available for benefits as filed under the Employee Retirement
                 Income Security Act of 1974, as amended ("ERISA");

            2. Audited statements of changes in net assets available for benefits as filed under ERISA.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
(With Report of Independent Registered Public Accounting Firm Thereon)
December 31, 2003 and 2002

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KPMG
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Home Federal Savings Bank
Employees' Savings & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Home Federal Savings Bank Employees' Savings & Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 18, 2004

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	December 31,

	2003	2002

Investments:
Common stock at fair market value	$752,893	611,677
Mutual funds at fair market value	2,888,681	1,659,847

	3,641,574	2,271,524

Participant loans	40,826	30,886

Net assets available for benefits	$3,682,400	2,302,410

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003 and 2002

	2003	2002

Contributions
Employer	$133,831	98,567
Employee	654,664	453,829
Rollover	65,418	16,496

Total contributions	853,913	568,892

Withdrawals	(175,951)	(357,148)

Investment income:
Net appreciation (depreciation) on
fair market value of investments:
Mutual funds	519,291	(258,418)
Common stock	140,642	49,319
Interest	2,068	2,324
Dividends	48,368	25,259
Less administrative expenses	(8,341)	(12,995)

Net investment income (loss)	702,028	(194,511)

Increase in net assets available for benefits	1,379,990	17,233

Beginning of year	2,302,410	2,285,177

End of year	$3,682,400	2,302,410

See accompanying notes to financial statements.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Custodian of Investments

Effective April 1, 2003, First Trust Corporation is the trustee and custodian of all Plan assets. Bank of New York was the trustee and custodian of all Plan assets during 2002 and through March 31, 2003.

Plan Administration

Home Federal Savings Bank (the Company) is the administrator of the Plan. Pentegra Services, Inc. performed the participant accounting during 2002 through March 31, 2003. Effective April 1, 2003, Alliance Benefit Group performs the participant accounting.

Valuation of Investments

Investments are stated at their fair market value. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Investments in common stock are valued at the quoted market price. Participant notes are valued at cost, which approximates fair value. Dividends are recorded on the ex-dividend date and are reinvested in the respective funds.

Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof based on average cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Costs and Expenses

Asset management fees ranging between 38 and 85 basis points are assessed annually on average net asset values and are deducted from the individual funds. In addition, the Company paid accounting fees totaling $12,890 and $7,680 in 2003 and 2002, respectively.

(2) Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan, qualified under section 401(a) of the Internal Revenue Code. The Plan includes 401(k) provisions, which allow participants to direct the Company to contribute a portion of their compensation to the Plan on a pretax basis through payroll deductions. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 1, 2003, all Company employees who have attained the age of 18 are eligible to participate in the Plan, subject to entry dates. Employees were previously required to be 21 years of age.

Funding Policy

Effective April 1, 2003, participants have had the ability to contribute up to 50% of their monthly compensation on a pretax basis to the Plan. Prior to April 1, 2003 participants were allowed to contribute up to 12% of their monthly compensation. Participant contributions are subject to the Internal Revenue Service maximum annual limits of $12,000 during 2003 and $11,000 during 2002. The Company matches 25% of each participant's contribution not in excess of 8% of the participant's annual salary. Participants over the age of 50 were allowed to contribute an additional $2,000 and $1,000 as a "catch-up" contribution during 2003 and 2002, respectively, as allowed by the tax law changes of 2001.

The Company may, in its sole discretion, contribute to the Plan an amount to be determined from year to year (the Non-Elective Contribution). Such contributions would be allocated to the accounts of participants in the ratio that each participant's compensation for the plan year bears to the total compensation of all participants for the plan year. There were no such contributions during 2003 or 2002.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined.

Vesting

Participants are immediately vested in their contributions and the actual earnings thereon. Prior to 2003, a participant was required to be employed on December 31 of the plan year to be entitled to the Company's match for the year. This requirement was eliminated effective January 1, 2003.

Employees hired prior to January 1, 1997 are immediately vested in the employer contributions received during the plan year. Employees hired January 1, 1997 and thereafter are subject to 5-year cliff vesting for the employer matching contribution. Effective January 1, 2002 the vesting period was reduced to 3-year cliff vesting for employer matching amounts received during 2002 and thereafter. Employer matching contributions received prior to 2002 remain subject to the 5 year vesting service requirement, as applicable.

Forfeited amounts totaled $17,537 and $40,083 for 2003 and 2002, respectively, and are used to reduce future employer match obligations. Employer match amounts not vested at December 31, 2003 and 2002, totaled $117,072 and $86,536, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except loans used to purchase a primary residence may have a term up to 15 years. All loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest payments must be made monthly.

Distributions

Upon termination of employment for any reason the vested portion of the participant's account balance becomes fully payable.

Participating Employers

The Company is a member of a controlled group of corporations as defined in Section 414(b) of the Internal Revenue Code. No members of the group other than the Company participated in the Plan prior to 1996.

The contributions to the Plan for each employer participating in the Plan during 2003 and 2002 were as follows:

	2003			2002

	Employer	Employee	Rollover	Employer	Employee	Rollover

Home Federal Savings Bank	$129,249	633,676	65,418	90,793	421,457	16,496
HMN Mortgage Services, Inc.	0	0	0	3,662	15,831	0
Osterud Insurance Agency, Inc.	4,582	20,988	0	4,112	16,541	0

	$133,831	654,664	65,418	98,567	453,829	16,496

(3) Plan Termination

The Company, by action of its board of directors, may terminate the Plan. All participants at the time of such termination shall be 100% vested in their account balances and shall be entitled to a benefit equal to the value of their accounts as determined as of the valuation date following termination.

(4) Description of Investment Options

Participant contributions are invested by the Plan Trustee in accordance with participant elections, in one or more of the investment options the Plan offers in increments of 1%.

American Funds Europacific A
This fund invests in growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. It invests primarily in common and preferred stocks, convertibles, American Depositary Receipts, European Depositary Receipts, bonds and cash. Normally, at least 80% of assets must be invested in securities of issuers domiciled in Europe or the Pacific Basin. This fund was made available in 2003.

American Funds Growth Fund A
This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The fund may invest in cyclical companies, turnarounds and value situations. It invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash. This fund was made available in 2003.

American Funds AMCAP Fund A
This fund seeks to provide long-term growth of capital. It invests in established growth companies of any size with records of steady, above-average earnings and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents. This fund was made available in 2003.

Dodge & Cox Stock Fund
The objective of this fund is long-term growth of principal and income. The Fund invests primarily in a diversified portfolio of common stocks. This fund was made available in 2003.

Galliard Stable Return Fund
This fund invests in investment instruments issued by highly rated financial institutions. These instruments include guaranteed investment contracts, bank investment contracts and security backed contracts. Safety of principal, consistency of returns with minimal volatility and liquidity for participant initiated withdrawals are key objectives of the Fund. This fund was made available in 2003.

T. Rowe Price Mid Cap Growth Advisors
This fund seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an above-average rate. Current income, if considered at all, is a secondary objective. This fund was made available in 2003.

Royce Premier
This fund seeks capital appreciation by investing primarily in stocks of small companies, as determined by either market capitalization or assets. This fund was made available in 2003.

Strong Government Securities Fund
This fund invests primarily in high-quality bonds issued by the U.S. government or its agencies. The fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. This fund was made available in 2003.

Vanguard 500 Index
This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate the composition and total return of the S&P 500 Index while keeping transaction cost low. This fund was made available in 2003.

Vanguard Mid Cap Index
This fund seeks to provide investment results that correspond to the total return performance of common stocks of companies publicly traded in the United States. The fund attempts to duplicate that composition and total return of the S&P 400 Mid Cap Index while keeping transaction costs low. This fund was made available in 2003.

Vanguard Wellesley
This fund seeks total return by investing in a relatively fixed combination of both stocks and bonds. In general, these funds will hold a minimum of 25% in stocks and 25% in bonds at any time. This fund was made available in 2003.

HMN Financial, Inc. Stock
The fund invests in the common stock of HMN Financial, Inc., the holding company of Home Federal Savings Bank. Three to six percent of the fund is maintained in a Short Term Investment Fund for liquidity purposes. This fund was available in 2003 and 2002.

Fidelity Advisor Daily Prime Money Market
The fund invests in short-term liquid investments. This fund was made available in 2003.

First Trust Institutional Money Market
The fund invests in short-term liquid investments. This fund was made available in 2003.

First Trust Money Market Account
The fund invests in short-term liquid investments. This fund was made available in 2003.

Pentegra Services, Inc. (PSI) S&P MidCap Stock Index Fund
The fund invests in the stocks that make up the Standard & Poor's MidCap 400 Index. The fund is designed to approximate the total return of the S&P MidCap 400 Index, including reinvestment of dividends. This fund was available in 2003 and 2002.

PSI S&P 500 Stock Index Fund
The fund invests in the stocks that make up the Standard & Poor's 500 Index. The fund is designed to approximate the total return of the S&P 500 Index, including reinvestment of dividends. This fund was available in 2003 and 2002.

PSI Stable Value Fund
The fund invests in a diversified portfolio of fixed income securities with high quality ratings by major rating services such as Moody's Investors Service and Standard & Poor's. This fund was available in 2003 and 2002.

PSI Money Market Fund
The fund invests primarily in AAA short-term securities issued by corporations. The average range of weighted portfolio maturities varies from one to ninety days with most securities held to maturity. This fund was available in 2003 and 2002.

PSI Bond Market Fund
The fund invests in a portfolio of high quality bonds including U.S. Treasury, agency, corporate, mortgage and asset backed securities. This fund was available in 2003 and 2002.

PSI International Stock Fund
The fund invests in foreign stocks in countries based in Europe, Australia and the

Far East. The fund is designed to approximate the performance of the Morgan Stanley Capital International (MSCI) EAFE (Europe, Australia, Far East) Index. This fund was available in 2003 and 2002.

PSI Asset Allocation Funds
PSI Income Plus Fund - The fund invests in a broad range of stable value securities to reduce short term risk, and in a broad range of large U.S. and international companies to capture growth potential. This fund was available in 2003 and 2002.

PSI Growth & Income Fund - The fund invests in U.S. and international stock, U.S. bonds, and stable value investments to pursue long term appreciation and short term stability. This fund was available in 2003 and 2002.

PSI Growth Fund - The fund invests in a broad range of domestic and international stock. This fund was available in 2003 and 2002.

PSI S&P 500 Growth Stock Index Fund
This fund is a subset of the S&P 500 Stock Index fund, investing primarily in the S&P 500 stocks that exhibit faster earnings and dividend growth. This fund was available in 2003 and 2002.

PSI S&P 500 Value Stock Index Fund
This fund is a subset of the S&P 500 Stock Index fund, investing primarily in the S&P 500 stocks that exhibit higher dividend yields. This fund was available in 2003 and 2002.

PSI Russell 2000 Stock Index Fund
This fund invests in stocks that make up the Russell 2000 Index, which consists of U.S. small company stocks. The fund's goal is to match the performance of the Russell 2000 Index. This fund was available in 2003 and 2002.

PSI NASDAQ 100 Stock Fund
This fund invests in stocks that make up the NASDAQ 100 Index. This fund is designed to approximate the total return of the NASDAQ 100 Index, including reinvestment of dividends. This fund was available in 2003 and 2002.

(5) Number of Participants

The number of participants in each investment option as of December 31, 2003 and 2002 were as follows:

	December 31,
	2003	2002

American Funds Europacific A	169	-
American Funds Growth Fund A	158	-
American Funds AMCAP Fund A	172	-
Dodge & Cox Stock Fund	169	-
Galliard Stable Return Fund	156	-
T. Rowe Price Mid Cap Growth Advisors	136	-
Royce Premier	169	-
Strong Government Securities Investments	149	-
Vanguard 500 Index	191	-
Vanguard Mid Cap Index	172	-
Vanguard Wellesley	168	-
HMN Financial, Inc. Stock	91	93
Fidelity Advisor Daily Prime Money Market	1	-
First Trust Institutional Money Market	87	-
Participant Loans	10	6
PSI S&P MidCap Stock Index Fund	-	126
PSI S&P 500 Stock Index Fund	-	129
PSI Stable Value Fund	-	54
PSI Money Market Fund	-	67
PSI Bond Market Fund	-	54
PSI International Stock Fund	-	47
PSI Income Plus Fund	-	17
PSI Growth & Income Fund	-	42
PSI Growth Fund	-	39
PSI S&P 500 Growth Stock Index Fund	-	59
PSI S&P 500 Value Stock Index Fund	-	47
PSI Russell 2000 Stock Index Fund	-	55
PSI NASDAQ 100 Stock Fund	-	1

The total number of eligible participants in the Plan was 334 and 269 at December 31, 2003 and 2002, respectively.

(6) Investments

The following investments equal or exceed 5% of net assets available for plan benefits at December 31, 2003 or 2002:

	December 31,
	2003	2002

	Fair	Fair
	market	market
Description	value	value

American Funds AMCAP Fund A	185,121	-
Dodge & Cox Stock Fund	233,057	-
Galliard Stable Return Fund	304,561	-
Royce Premier	198,703	-
Strong Government Securities Fund	243,424	-
Vanguard 500 Index	531,942	-
Vanguard Mid Cap Index	553,598	-
Vanguard Wellesley	257,774	-
PSI S&P MidCap Stock Index Fund	-	437,733
PSI S&P 500 Stock Index Fund	-	437,165
HMN Financial, Inc. Stock	752,893	611,677
PSI Bond Market Fund	-	128,076

(7) Income Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated May 11, 1994, that the Plan and related trust, as then designed, were in compliance with the provisions of 401(a) of the Internal Revenue Code (IRC) and were thereby exempt from federal income taxes under Section 501(a) of the code. The Plan has been amended in its entirety since receiving this determination letter. During 1999 the Plan, as amended, was again submitted to the IRS for determination of its tax-exempt status. A favorable determination was received on March 15, 2000. The Plan was also amended during 2003 and a favorable determination letter was received on November 17, 2003, therefore no provision for income taxes has been included in the Plan's financial statements. The Company believes the Plan continues to qualify and operate as designed.

An employee's pretax contributions under the Plan will reduce the participant's taxable income for federal and state income tax purposes. Each participant's portion of earnings from investments made with contributions under the Plan, generally, are not taxable until distributed or withdrawn.

(8) Party-in-Interest Transactions

The Plan engages in investment transactions involving the acquisition or disposition of HMN Financial, Inc. common stock. HMN Financial, Inc. is the holding company of Home Federal Savings Bank and is a party-in-interest. Also, certain Plan investments are shares of mutual funds managed by Pentegra Services, Inc. (PSI) and Alliance Benefit Group (ABG). PSI was the third party administrator of the Plan through March 31, 2003 and is a party-in-interest. Effective April 1, 2003, ABG was appointed as the third party administrator of the Plan as defined by the Basic Plan Document and is a party-in-interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

HOME FEDERAL SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Schedule of Assets (Held at End of Year)
December 31, 2003

Fair
Market
Description	Value

American Funds AMCAP Fund A	$185,121
American Funds Europacific A	168,347
American Funds Growth Fund A	88,198
Dodge & Cox Stock Fund	233,057
Galliard Stable Return Fund	304,561
Royce Premier	198,703
Strong Government Securities Fund	243,424
T. Rowe Price Mid Cap Growth Advisors	49,687
Vanguard 500 Index	531,942
Vanguard Mid Cap Index	553,598
Vanguard Wellesley	257,774
Fidelity Advisor Daily Prime Money Market	9,694
First Trust Institutional Money Market	232
First Trust Money Market Account	64,343
*HMN Financial, Inc. Stock	752,893
Participant Loans (5.00% to 10.00%)	40,826

Total investments	$3,682,400

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              HOME FEDERAL SAVINGS BANK EMPLOYEES'
                                              SAVINGS AND PROFIT SHARING PLAN

Date: June 25, 2004               By: /s/ Michael McNeil
                                                   Michael McNeil
                                                   Title: President,
                                                   Home Federal Savings Bank

EXHIBIT INDEX

Exhibit
Number

23                            Consent of KPMG LLP, certified public accountants